Exhibit 12.1

Homeowners Choice, Inc.

Ratio of Earnings to Fixed Charges

and Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

Unaudited

(dollars in thousands)

	Nine Months Ended September 30,	Years Ended December 31,
	2012	2011	2010	2009	2008	2007
Ratio of Earnings to Fixed Charges
Earnings:
Income before income taxes	$28,515	$16,405	$8,586	$17,749	$20,795	$1,631
Add: Fixed charges, net	123	80	62	60	45	11

Income before income taxes and fixed charges, net	$28,638	$16,485	$8,648	$17,809	$20,840	$1,642

Fixed Charges:
Interest expensed and capitalized	$—	$—	$—	$—	$—	$—
Amortized premiums, discounts and capitalized expenses related to indebtedness	—	—	—	—	—	—
Estimate of the interest within rental expense	123	80	62	60	45	11

Total fixed charges	$123	$80	$62	$60	$45	$11

Ratio of earnings to fixed charges	232.8	206.1	139.5	296.8	463.1	149.3

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
Earnings:
Income before income taxes	$28,515	$16,405	$8,586	$17,749	$20,795	$1,631
Add: Fixed charges, net	123	80	62	60	45	11

Income before income taxes and fixed charges, net	$28,638	$16,485	$8,648	$17,809	$20,840	$1,642

Fixed Charges:
Interest expensed and capitalized	$—	$—	$—	$—	$—	$—
Amortized premiums, discounts and capitalized expenses related to indebtedness	—	—	—	—	—	—
Estimate of the interest within rental expense	123	80	62	60	45	11
Preferred stock dividends	286	815	—	—	—	—

Total fixed charges and preferred stock dividends	$409	$895	$62	$60	$45	$11

Ratio of earnings to fixed charges and preferred stock dividends	70.0	18.4	139.5	296.8	463.1	149.3